

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

Via E-mail
Ms. Margaret A. Meister
Executive Vice President and
Chief Financial Officer
Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004

Re: **Symetra Financial Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 29, 2012
        File No. 001-33808

Dear Ms. Meister:

        We have completed our review of your filing. We remind you that our comments or
changes to disclosure in response to our comments do not foreclose the Commission from taking
any action with respect to the company or the filing and the company may not assert staff
comments as a defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States. We urge all persons who are responsible for the
accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the
information the Securities Exchange Act of 1934 and all applicable rules require.

                                                        Sincerely,

                                                        /s/ Jim B. Rosenberg

                                                        Jim B. Rosenberg
                                                        Senior Assistant Chief Accountant